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                              August 19, 2020

       Richard K. Palmer
       Chief Financial Officer
       Fiat Chrysler Automobiles N.V.
       25 St. James's Street
       London SW1A 1HA
       United Kingdom

                                                        Re: Fiat Chrysler
Automobiles N.V.
                                                            Registration
Statement on Form F-4
                                                            Filed July 24, 2020
                                                            File No. 333-240094

       Dear Mr. Palmer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed July 24, 2020

       General

   1. Please limit your prospectus cover page to one page. Please see Item 501(b) of
                                                        Regulation S-K.
       Background to the Merger, page 54

   2. Please revise to disclose in greater detail the negotiations regarding the material terms, such as the amount of
the pre-merger distributions to shareholders of each company, the exchange ratio, and the
termination fees. Include in your revisions the consideration proposed by each party
and any counter proposals.
 Richard K. Palmer
FirstName  LastNameRichard  K. Palmer
Fiat Chrysler Automobiles N.V.
Comapany
August  19, NameFiat
            2020     Chrysler Automobiles N.V.
August
Page  2 19, 2020 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 190

3. On page F-1, you disclose that FCA will continue to work on the separation of its holding in Comau, which will be separated promptly following closing. Additionally, each
         company intents to distribute a    1.1 billion ordinary dividend in
2020 related to fiscal year
         2019, subject to approval by each company   s Board of Directors and
shareholder. Revise
         to include pro forma adjustments to reflect these transactions or disclose why pro forma adjustments were not necessary.
Consolidated Companies
Business combinations: Acquisition of Clarion by Faurecia, page F-21

4. We note your disclosure that the "business combination was accounted for provisionally at
         December 31, 2019 as the fair values assigned to the identifiable assets acquired and liabilities assumed and the related goodwill may be amended within the one-year period following the March 2019 acquisition date." Please revise your disclosure to indicate if you have determined that a material adjustment will be, or has been, made to the provisional accounting in fiscal 2020.
Note 5.1. Revenue
Accounting Policies, Manufacturing and sales companies
Automotive segment, page F-32

5. On page 132, you disclose PSA sells its vehicles to both fleet and retail customers through independent dealers and its network of wholly owned dealers and subsidiaries. In FCA's
         Form 20-F, which is incorporated by reference, FCA discloses certain fleet sales are accounted for as operating leases and are included in vehicle sales. Please tell us and disclose if there are material differences in the timing or measurement of revenue relating to PSA's fleet customers. In this regard, confirm if the buyback commitment policy applies to your fleet and/or retail customers and provide further context for these arrangements, including the accounting guidance considered for this policy.
Exhibits

6. Please file a revised Exhibit 8.5 that includes counsel's consent to the use of its name in the registration statement.
7. Please advise how you determined that the jurisdictional statements in paragraph 4.4 of
         Exhibit 8.1 and the last paragraphs of Exhibits 8.2 and 8.4 are appropriate and enforceable, including with respect to claims arising under the federal securities laws.
         Also, the disclaimer of liability in paragraph 4.6 of Exhibit 8.1 appears inappropriate.
         Please file a revised opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard K. Palmer
Fiat Chrysler Automobiles N.V.
August 19, 2020
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.



FirstName LastNameRichard K. Palmer                        Sincerely,
Comapany NameFiat Chrysler Automobiles N.V.
                                                           Division of
Corporation Finance
August 19, 2020 Page 3                                     Office of
Manufacturing
FirstName LastName